Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of

FLIR Systems, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-36206, 33-82676, 33-82194, 33-95248, 333-65063, 333-102992, 333-111954 and 333-125822) on Forms S-8 and registration statement No. 333-108568 on Form S-3 of FLIR Systems, Inc. of our report dated June 27, 2007, with respect to the statements of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the FLIR Systems, Inc. 401(k) Savings Plan.

Portland, Oregon

June 27, 2007